77C: Submission of matters to a vote of security holders

The Special Meeting of Shareholders of the Trust was held May 28, 2014 pursuant to notice given to all shareholders of record of the Trust at the close of business on April 1, 2014.  At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.
     TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR (I) THE TRANSFER OF ALL OF THE ASSETS OF SOUND POINT FLOATING RATE INCOME FUND (THE "TARGET FUND") TO THE SOUND POINT FLOATING RATE INCOME FUND, AN OPEN-END SERIES OF TRUST FOR ADVISED PORTFOLIOS (THE "ACQUIRING FUND"), IN EXCHANGE FOR THE ACQUIRING FUND'S INSTITUTIONAL CLASS SHARES HAVING AN AGGREGATE NET ASSET VALUE EQUAL TO THE VALUE OF THE TARGET FUND'S ASSETS, (II) THE ASSUMPTION BY THE  ACQUIRING FUND OF ALL OF THE TARGET FUND'S LIABILITIES, (III) THE DISTRIBUTION OF SUCH INSTITUTIONAL CLASS SHARES TO THE SHAREHOLDERS OF THE TARGET FUND IN COMPLETE LIQUIDATION OF THE TARGET FUND, AND (IV) THE DISSOLUTION OF THE TARGET FUND UNDER DELAWARE LAW (THE "REORGANIZATION").

With respect to Proposal 1:

1,568,846.834 shares were voted in favor and 0 shares were voted against.